                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
             -------------------------------------------------------

                                  SCHEDULE 13G

                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                               (AMENDMENT NO. _)(1)


                              EVOLVE SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    30049P104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       / /    Rule 13d-1(b)

       / /    Rule 13d-1(c)

       /X/    Rule 13d-1(d)



----------------------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30049P104                  13G                    Page 2 of 11 Pages
------------------------------------------------------------------------------
     1    Name of Reporting Persons
          S.S. or I.R.S. Identification Nos. of above persons

                SIERRA VENTURES VI, L.P., A CALIFORNIA LIMITED
                PARTNERSHIP ("SIERRA VI") 94-3259091

------------------------------------------------------------------------------
     2    Check the Appropriate Box if a Member of a Group* (a)/ /     (b)/X/
------------------------------------------------------------------------------
     3    SEC use only
------------------------------------------------------------------------------
     4    Citizenship or Place of Organization

                CALIFORNIA LIMITED PARTNERSHIP
------------------------------------------------------------------------------
     Number of Shares           5    Sole Voting Power                    -0-
  Beneficially Owned by
Each Reporting Person With   -------------------------------------------------
                                6    Shared Voting Power            6,162,532

                             -------------------------------------------------
                                7    Sole Dispositive Power               -0-

                             -------------------------------------------------
                                8    Shared Dispositive Power       6,162,532

------------------------------------------------------------------------------
     9    Aggregate Amount Beneficially Owned by Each               6,162,532
          Reporting Person
------------------------------------------------------------------------------
    10    Check Box if the Aggregate Amount in Row (9)                    / /
          Excludes Certain Shares*
------------------------------------------------------------------------------
    11    Percent of Class Represented by Amount in Row 9                16.0%

------------------------------------------------------------------------------
    12    Type of Reporting Person*                                        PN

------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 30049P104                  13G                    Page 3 of 11 Pages
------------------------------------------------------------------------------
     1    Name of Reporting Persons
          S.S. or I.R.S. Identification Nos. of above persons

                SV ASSOCIATES VI, L.P., A CALIFORNIA LIMITED
                PARTNERSHIP  ("SV ASSOCIATES VI")  94-3259090

------------------------------------------------------------------------------
     2    Check the Appropriate Box if a Member of a Group* (a)/ /     (b)/X/
------------------------------------------------------------------------------
     3    SEC use only
------------------------------------------------------------------------------
     4    Citizenship or Place of Organization

                CALIFORNIA LIMITED PARTNERSHIP
------------------------------------------------------------------------------
     Number of Shares           5    Sole Voting Power                    -0-
  Beneficially Owned by
Each Reporting Person With   -------------------------------------------------
                                6    Shared Voting Power            6,162,532

                             -------------------------------------------------
                                7    Sole Dispositive Power               -0-

                             -------------------------------------------------
                                8    Shared Dispositive Power       6,162,532

------------------------------------------------------------------------------
     9    Aggregate Amount Beneficially Owned by Each               6,162,532
          Reporting Person
------------------------------------------------------------------------------
    10    Check Box if the Aggregate Amount in Row (9)                    / /
          Excludes Certain Shares*
------------------------------------------------------------------------------
    11    Percent of Class Represented by Amount in Row 9                16.0%

------------------------------------------------------------------------------
    12    Type of Reporting Person*                                        PN

------------------------------------------------------------------------------

CUSIP NO. 30049P104                  13G                    Page 4 of 11 Pages
------------------------------------------------------------------------------
     1    Name of Reporting Persons
          S.S. or I.R.S. Identification Nos. of above persons

                SIERRA VENTURES VII, L.P., A CALIFORNIA LIMITED
                PARTNERSHIP ("SIERRA VII")    94-3315644

------------------------------------------------------------------------------
     2    Check the Appropriate Box if a Member of a Group* (a)/ /     (b)/X/
------------------------------------------------------------------------------
     3    SEC use only
------------------------------------------------------------------------------
     4    Citizenship or Place of Organization

                CALIFORNIA LIMITED PARTNERSHIP
------------------------------------------------------------------------------
     Number of Shares           5    Sole Voting Power                    -0-
  Beneficially Owned by
Each Reporting Person With   -------------------------------------------------
                                6    SHARed Voting Power              821,448

                             -------------------------------------------------
                                7    SOLE Dispositive Power               -0-

                             -------------------------------------------------
                                8    Shared Dispositive Power         821,448

------------------------------------------------------------------------------
     9    Aggregate Amount Beneficially Owned by Each                 821,448
          Reporting Person
------------------------------------------------------------------------------
    10    Check Box if the Aggregate Amount in Row (9)                    / /
          Excludes Certain Shares*
------------------------------------------------------------------------------
    11    Percent of Class Represented by Amount in Row 9                 2.1%

------------------------------------------------------------------------------
    12    Type of Reporting Person*                                        PN

------------------------------------------------------------------------------

CUSIP NO. 30049P104                  13G                    Page 5 of 11 Pages
------------------------------------------------------------------------------
     1    Name of Reporting Persons
          S.S. or I.R.S. Identification Nos. of above persons

                SIERRA VENTURES ASSOCIATES VII, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY ("SV ASSOCIATES VII") 94-3315643

------------------------------------------------------------------------------
     2    Check the Appropriate Box if a Member of a Group* (a)/ /     (b)/X/
------------------------------------------------------------------------------
     3    SEC use only
------------------------------------------------------------------------------
     4    Citizenship or Place of Organization

                CALIFORNIA LIMITED LIABILITY COMPANY
------------------------------------------------------------------------------
     Number of Shares           5    Sole Voting Power                    -0-
  Beneficially Owned by
Each Reporting Person With   -------------------------------------------------
                                6    Shared Voting Power              821,448

                             -------------------------------------------------
                                7    Sole Dispositive Power               -0-

                             -------------------------------------------------
                                8    Shared Dispositive Power         821,448

------------------------------------------------------------------------------
     9    Aggregate Amount Beneficially Owned by Each                 821,448
          Reporting Person
------------------------------------------------------------------------------
    10    Check Box if the Aggregate Amount in Row (9)                    / /
          Excludes Certain Shares*
------------------------------------------------------------------------------
    11    Percent of Class Represented by Amount in Row 9                 2.1%

------------------------------------------------------------------------------
    12    Type of Reporting Person*                                        PN

------------------------------------------------------------------------------

                                                          Page 6 of 11 Pages

    ITEM 1(a)      NAME OF ISSUER:

                   Evolve Software, Inc.

    ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                   1400 65th St., Suite 100
                   Emeryville, CA  94608

    ITEM 2(a)      NAME OF PERSON FILING:

                   This statement is being filed by SV Associates VI, L.P., a California Limited Partnership ("SV Associates VI"), and Sierra Ventures Associates VII, LLC., a California Limited Liability Company ("SV Associates VII") whose principal business is 3000 Sand Hill Road, Building Four, Suite 210, Menlo Park, California 94025. SV Associates VI is general partner to Sierra Ventures VI, a California Limited Partnership ("Sierra VI"), and SV Associates VII is general partner to Sierra Ventures VII, a California Limited Partnership ("Sierra VII"). With respect to SV Associates VI and SV Associates VII, this statement relates only to their indirect, beneficial ownership of shares of Common Stock of Evolve Software, Inc. (the "Shares"). The Shares are held directly by Sierra VI and Sierra VII. Management of the Business affairs of SV Associates VI and SV Associates VII, including decisions respecting disposition and/or voting of the Shares, is by majority decision of the general partners of SV Associates VI and SV Associates VII listed on Exhibit B hereto. Each individual general partner disclaims beneficial ownership of the Shares.

    ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICES OR, IF NONE, RESIDENCE:

                   See Above.

    ITEM 2(c)      CITIZENSHIP

                   See Above

    ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

                   Common Stock

    ITEM 2(e)      CUSIP NUMBER:

                   30049P104

     ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                   Not applicable.

     ITEM 4.       OWNERSHIP.

                   Please see Rows 5-11 of cover pages.

     ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                   Not Applicable.

                                                           Page 7 of 11 Pages

     ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                   ANOTHER PERSON.

                   Under certain circumstances set forth in the limited partnership agreements of Sierra VI, Sierra VII and SV Associates VI and SV Associates VII, the managers, general and limited partners of such entities may have the right to receive dividends from, or the proceeds from the sale of shares of Common Stock of Evolve Software, Inc. held by such entity. No such partner's rights relate to more than five percent of the class.

     ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                   Not applicable.

     ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                   Not applicable.

     ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

                   Not applicable.

    ITEM 10.       CERTIFICATION.

                   Not applicable.

                                                           Page 8 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

      February 14, 2001



      SV ASSOCIATES VI, L.P.                  SIERRA VENTURES
                                              ASSOCIATES VII, LLC


  By: /s/ Martha A. Clarke Adamson        By: /s/ Martha A. Clarke Adamson
      --------------------------------        ---------------------------------
      Martha A. Clarke Adamson                Martha A. Clarke Adamson
      Chief Financial Officer                 Chief Financial Officer





      SIERRA VENTURES VI, L.P.,               SIERRA VENTURES VII, L.P.,
      A CALIFORNIA LIMITED                    A CALIFORNIA LIMITED
      PARTNERSHIP                             PARTNERSHIP
      By SV Associates VI, L.P., its          By Sierra Ventures Associates VII,
      General Partner                         LLC, its General Partner




  By: /s/ Martha A. Clarke Adamson        By: /s/ Martha A. Clarke Adamson
      --------------------------------        ----------------------------------
      Martha A. Clarke Adamson                Martha A. Clarke Adamson
      Chief Financial Officer                 Chief Financial Officer

                                                           Page 9 of 11 Pages

                                  EXHIBIT INDEX


                                                                    Found on
                                                                  Sequentially
   Exhibit                                                        Numbered Page
   -------                                                        -------------
  Exhibit A:    Agreement of Joint Filing                              10

  Exhibit B:    List of General Partners of SV Associates              11
                VI, L.P., and the Managers of Sierra Ventures
                Associates VII, LLC

                                                           Page 10 of 11 Pages

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING


         The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 14, 2001, containing the information required by Schedule 13G, for the Shares of the Common Stock of Evolve Software, Inc. held by Sierra Ventures VI, a California Limited Partnership, and Sierra Ventures VII, a California Limited Partnership.

      February 14, 2001



      SV ASSOCIATES VI, L.P.                  SIERRA VENTURES
                                              ASSOCIATES VII, LLC


  By: /s/ Martha A. Clarke Adamson        By: /s/ Martha A. Clarke Adamson
      --------------------------------        ---------------------------------
      Martha A. Clarke Adamson                Martha A. Clarke Adamson
      Chief Financial Officer                 Chief Financial Officer





      SIERRA VENTURES VI, L.P.,               SIERRA VENTURES VII, L.P.,
      A CALIFORNIA LIMITED                    A CALIFORNIA LIMITED
      PARTNERSHIP                             PARTNERSHIP
      By SV Associates VI, L.P., its          By Sierra Ventures Associates VII,
      General Partner                         LLC, its General Partner




  By: /s/ Martha A. Clarke Adamson        By: /s/ Martha A. Clarke Adamson
      --------------------------------        ----------------------------------
      Martha A. Clarke Adamson                Martha A. Clarke Adamson
      Chief Financial Officer                 Chief Financial Officer

                                                           Page 11 of 11 Pages

                                    EXHIBIT B

                 GENERAL PARTNERS OF SV ASSOCIATES VI, L.P., AND
                       MANAGERS OF SV ASSOCIATES VII, LLC


     Set forth below, with respect to each general partners of SV Associates VI, L.P., and managers of Sierra Ventures Associates VII, LLC are the following: (a) name; (b) business address and (c) citizenship.



         1.       (a)      Peter C. Wendell

                  (b)      c/o Sierra Ventures
                           3000 Sand Hill Road
                           Building Four, Suite 210
                           Menlo Park, CA 94025

                  (c)      United States Citizen



         2.       (a)      Jeffrey M. Drazan

                  (b)      c/o Sierra Ventures
                           3000 Sand Hill Road
                           Building Four, Suite 210
                           Menlo Park, CA 94025

                  (c)      United States Citizen



         3.       (a)      David C. Schwab

                  (b)      c/o Sierra Ventures
                           3000 Sand Hill Road
                           Building Four, Suite 210
                           Menlo Park, CA 94025

                  (c)      United States Citizen